EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

ELECTION OF EMPLOYEE REPRESENTATIVE SUPERVISOR

China Life Insurance Company Limited (the “Company”) announces that at the eighth extraordinary meeting of the third session of the employee representative meeting of the Company, Ms. Hu Zhijun has been elected as an Employee Representative Supervisor of the seventh session of the Board of Supervisors of the Company. The qualification of Ms. Hu Zhijun as a Supervisor is still subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”).

The biographical details of Ms. Hu Zhijun are set out below:

Ms. Hu Zhijun, born in July 1971, has been the General Manager of the Asset Management Department of the Company since December 2014. She joined the Company in 2006 and successively served as an Assistance to the General Manager and the Deputy General Manager of the Company’s Tianjin Branch, and the Deputy General Manager and the Secretary to the Discipline Inspection Committee of Beijing Branch of the Company from 2009 to 2014. Prior to joining the Company, she worked at China Packing Import & Export Tianjin Company and other companies. Ms. Hu graduated from Tianjin Institute of Finance and Economics in 1993, majoring in accounting with a bachelor’s degree in economics, and from Nankai University in 2006, majoring in corporate management with a master’s degree in management. She is admitted as a certified public accountant in the PRC. Ms. Hu, a senior accountant, was awarded the national leading accounting talent by the Ministry of Finance of the PRC in the first session of its assessment and selection, and was selected to be included in the “Financial Talent Pool” of the Ministry of Finance of the PRC.

Ms. Hu Zhijun will enter into a service contract with the Company. The term of office of Ms. Hu Zhijun shall be effective on the date of approval by the CBIRC and end on the expiry of the term of the seventh session of the Board of Supervisors. She is eligible for re-election upon expiry of her term.

The remuneration of the Employee Representative Supervisors is determined by reference to their duties and responsibilities based on the relevant remuneration system of the Company. As an Employee Representative Supervisor of the Company, Ms. Hu Zhijun will not receive any supervisor’s fee from the Company, but will receive corresponding remuneration in accordance with her position in the Company, including basic salary, performance-based salary, bonus and allowance.

Save as disclosed above, Ms. Hu Zhijun has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Ms. Hu Zhijun does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Further, there is nothing in respect of the election of Ms. Hu Zhijun that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is there anything that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 1 April 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao